Filed by Equity Commonwealth
(Commission File No.: 001-09317)
Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Monmouth Real Estate Investment Corporation
(Commission File No.: 001-33177)

The following is a transcript of a call that was held on Wednesday, May 5, 2021 for Equity Commonwealth investors.

EQUITY COMMONWEALTH (NYSE: EQC)
1Q21 Earnings Call Transcript
Wednesday, May 5, 2021 9:00 AM CT

Contents:
•	Call Participants
•	Presentation
•	Question and Answer

Call Participants:

EXECUTIVES

•	Samuel Zell
Chairman of the Board

•	David A. Helfand
President, CEO & Trustee

•	David S. Weinberg
Executive VP & COO

•	William Griffiths
Senior VP, CFO & Treasurer

•	Sarah C. Byrnes
Senior Vice President of Investor Relations & Capital Markets

ANALYSTS

•	Daniel Ismail
Green Street Advisors, LLC, Research Division

•	Emmanuel Korchman
Citigroup Inc., Exchange Research

•	John P. Kim
BMO Capital Markets, Equity Research

•	Michael Jason Bilerman
Citigroup Inc., Research Division

•	Robert Chapman Stevenson
Janney Montgomery Scott LLC, Research Division

•	Rick Smith
Unknown Analyst

Presentation:

Operator

Greetings, and welcome to Equity Commonwealth First Quarter 2021 Earnings Conference Call. [Operator Instructions]

As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Sarah Byrnes, Senior Vice President, Investor Relations and Capital Markets. Thank you. You may begin.

Sarah C. Byrnes
Senior Vice President of Investor Relations & Capital Markets

Thanks, Rob. Good morning, and thank you for joining us today. We will be discussing the recently announced merger between Equity Commonwealth and Monmouth Real Estate Investment Corporation. On the call today from Equity Commonwealth are Sam Zell, our Chairman; David Helfand, President and CEO; David Weinberg, COO; and Bill Griffiths, CFO.

Please be advised that certain matters discussed during this conference call, including relating to the pending merger, may constitute forward-looking statements within the meaning of federal securities laws. We refer you to the section titled Forward-Looking Statements in the press releases issued yesterday as well as the section titled Risk Factors in our annual report on Form 10-K and quarterly reports on Form 10-Q for subsequent quarters for a discussion of factors that could cause actual results to materially differ from any forward-looking statements, including any statements regarding the overall impact of COVID-19. The company assumes no obligation to update or supplement any forward-looking statements made today.

We will make important filings with the SEC in connection with the pending merger. Today's call is not intended to be and is not a substitute for those filings. We urge you to read those materials carefully when they become available before making any voting or investment decisions.

We also post important information on our website, including information that may be material. The portion of today's remarks on our quarterly earnings also include certain non-GAAP financial measures. Please refer to yesterday's press release and supplemental containing our results for a reconciliation of these non-GAAP measures.

With that, I will turn the call over to Sam Zell.

Samuel Zell
Chairman of the Board

Good morning, everybody. Thank you for joining us. We are thrilled to announce the signing of a definitive merger agreement to acquire Monmouth Real Estate Investment Corporation in an all-stock, tax-free transaction.

Those of you who have followed EQC for the past 7 years know that we have evaluated a broad range of sectors and businesses. We have pursued contrarian opportunities as well as searched for differentiated ways to enter more favored sector. Our perspective after reviewing a significant number of potential deals is that the current environment is mispricing risk and therefore what otherwise be opportunistic scenarios are priced as though the opportunity was understood in advance. In response, we have focused on sectors with strong fundamental tailwinds and businesses with high-quality cash flow from creditworthy customers. Obviously, the industrial sector meets that test, and the Monmouth portfolio, in particular, reflects that opportunity. Moreover, using EQ stock - EQC stock was a very important part of this transaction because it meant that subsequent to the merger, we would have a very powerful company with an enormous amount of dry powder, able to take advantage of what is, we believe, for the next 4 or 5 years maybe the #1 growth area in real estate.

So we're very excited about the process, and we believe that we can convert Equity Commonwealth into the kind of successful public companies that we've previously sponsored, in terms of EQR and ELS. Our culture has historically reflected open communication, rigorous risk management and shared commitment to superior performance.

Before I turn it over to David Helfand, I also want to acknowledge Gene Landy and his team for their efforts the past 53 years. Guys, we'll take it from here.

David A. Helfand
President, CEO & Trustee

Thanks, Sam. For EQC, the industrial business and Monmouth's portfolio are an ideal fit. The industrial real estate sector has been propelled by dramatic growth in e-commerce over the past decade and is accelerated as a result of the pandemic. Demand for quality, last-mile distribution facilities is robust. Monmouth's modern, single-tenant, net lease portfolio offers outstanding credit quality and long-dated leases that provide stable cash flow.

Going forward, we expect EQC's earnings to be driven by the strong fundamentals of the industrial sector and the growth of e-commerce. With respect to the deal, we're acquiring Monmouth in an all-stock transaction valued at $3.4 billion, including the assumption of debt. We expect to repay Monmouth's $550 million of Series C preferred stock at closing. The combined company is expected to have a pro forma equity market capitalization of $5.5 billion. Monmouth shareholders will receive 0.67 shares of Equity Commonwealth for each share of common stock in Monmouth. Based on our closing price yesterday of $28.95, this represents $19.40 for Monmouth share. In addition, Monmouth's next quarterly dividend of $0.18 will be declared in July and paid in September. Taking the dividend into account, the total consideration to be received by Monmouth shareholders is $19.58 per share based on yesterday's closing price.

With our demonstrated ability to execute, significant cash and balance sheet capacity, EQC is uniquely positioned to grow from this strong foundation.

With that, I'll turn the call over to David Weinberg.

David S. Weinberg
Executive VP & COO

Thank you, David, and good morning, everyone. Monmouth owns a 99.7% leased, 120-property portfolio of single-tenant net leased industrial buildings that totals 24.5 million square feet. It is located across 31 states with a focus on the Eastern United States. The average remaining lease term is 7.4 years, and 83% of the rent is from investment-grade tenants. Most of the properties were recently built with an average age of 10 years. Over 80% of the properties have clear heights of 24 feet or higher. The average coverage ratio was 21% with many properties having extensive parking areas for both trucks and employees and providing future expansion opportunities. We believe these types of buildings best serve today's distribution tenants and are well positioned to capture future demand from the growth in e-commerce.

Monmouth has strong relationships with numerous investment-grade tenants, in particular, FedEx, who leases 63 properties representing 55% of Monmouth's rent. Many of these leases have flat rents, which limits growth. We took this into account in pricing the deal. The NOI yield on the real estate is 4.7% or 4.6% including transaction costs. As I described, this is a newer portfolio with long-dated leases. Accordingly, these properties should have below average capital requirements and will be a smaller spread between the NOI and cash yields. To say it differently, compared to other portfolios of light quality and credit, when accounting for the difference in lease roll and capital, we believe this deal's average 8- to 10-year cash yield is similar to higher-growth deals priced in the low to mid-4 cap rates.

Finally, I would like to reiterate Sam's comment that this deal is the foundation from which we intend to build a first-class industrial business. This portfolio of high-quality real estate properties with long-term leases to investment-grade tenants will generate stable cash flows. Combined with our balance sheet, we look forward to growing the platform and creating long-term value for shareholders.

With that, we will now open it up to questions.

Question and Answer:

Operator

[Operator Instructions] Our first question comes from Manny Korchman with Citi.

Michael Jason Bilerman
Citigroup Inc., Research Division

It's Michael Bilerman here with Manny. Sam and David, thank you for the opening comments. I want to know sort of when you step back, I mean, it sounds like you have and as we've talked about for years evaluated a lot of different opportunities. I guess coming out and seeing a company buy using their currency to buy another REIT that shareholders could have had access to in a sector where everybody and the other is tripping over each other to deploy capital, not necessarily the type of transaction, I think, the market was anticipating, given how much time they'd been spent talking about trying to find something opportunistic, value creating, maybe somewhere that someone could leverage the cash on your balance sheet, the management that you have involved in the different property sectors. And so how does this sort of line up with the ability to maybe just do nothing and return capital to shareholders? I guess why do this versus the third alternative, which is do nothing and give, call it, a success on taking out Commonwealth and driving a lot of value from where you originally purchased it?

Samuel Zell
Chairman of the Board

This is Sam. I'll try and give you my perspective on that. I think we obviously took into consideration all of the factors that you laid out. We felt that the opportunity to acquire this portfolio and match it up with the cash that we have available to us and frankly a pretty superior real estate-related management team, we really felt that with the base that this portfolio provided, we would have the flexibility on a transaction-by-transaction basis to add significant value going forward. I assure you we've looked at all kinds of different opportunities, including the disposition of the cash balance, and calling it a day on EQC. And as a significant shareholder, and I looked at those 2 alternatives, and I said I'd much rather have a stable base and an opportunity to take advantage of the skill set that's evolved and to find myself a distributor or a recipient of cash and then attempting to find another area for an investment. I believe that, yes, the industrial space is very crowded at the moment, but I don't think it is crowded with too many people with $5 billion of buying capability and cash on the balance sheet. And it's going to be up to us to find ways to take advantage of that set of circumstance.

Michael Jason Bilerman
Citigroup Inc., Research Division

And then when you talk about some of the sectors that were contrary in place, and I would suspect lodging, retail, office, maybe even senior housing, everything has been reopening. You talked, Sam, about people mispricing risk. I think in many ways, given what you know about those sectors, the fact that you're not doubling down in those potentially or reentering those sectors, can you talk a little bit about the framework of not buying in those? Because one would argue if Sam Zell came around and put a stake in the ground on retail or returning into office, that may have more meaningful than being arguably a little bit late to the industrial party, at least in the U.S., from a platform perspective.

Samuel Zell
Chairman of the Board

Yes. I don't think we're too late. I think that the industrial sector has a very significant amount of room yet to grow. As to the other areas of involvement, I've made reference, both publicly and privately, to the effect that I thought that real estate was a falling knife. Last I checked, the knife was still falling. I may think I'm smart, and I may think I'm surrounded by a very talented team, but I don't know that they're very good at catching knives nor do I know anybody who is.

David A. Helfand
President, CEO & Trustee

Is that retail that you're referring to?

Samuel Zell
Chairman of the Board

Yes. Retail. So as far as I was concerned, there obviously is going to be an opportunity in retail. I just don't think it's there yet. As far as the hotel space is concerned, again, I don't think the hotel business is going out of business. But I think if I look at the pricing of hotels and the pricing of hotel REITs, I can't relate that pricing to the way I see the opportunity. So that kind of eliminated that area. As far as office space is concerned, I've also said frequently that this is a very interesting or unique scenario because the office space market was oversupplied before the pandemic. The pandemic has certainly not generated any belief on my part that demand is increasing. And yes, I think the oversupply is going to impact that area very significantly over the next few years. Plus, I think that the CapEx requirements in the office market are just another way of reducing price. And we felt that at this particular point and at this cost of entry, that area didn't make sense. I assure you that we've considered all of those possibilities, including the distribution of the capital, and we believe this is the most opportune result we had come up with.

Operator

Our next question comes from the line of John Kim with BMO Capital Markets.

John P. Kim
BMO Capital Markets, Equity Research

I just wanted to follow up on the commentary that you're seeing cap rates in the mid- to low-4 cap range for competing product. Was that for single-tenant net lease industrial assets? And also, are you seeing portfolio premiums in the market today for industrial?

David S. Weinberg
Executive VP & COO

I'd say yes and yes, So we've been tracking and looking at industrial now for a couple of years, and there are many comps around the country where you're seeing single-tenant net leased assets trade in the low to mid-4 caps. Obviously, it varies by credit and market. And given the amount of capital chasing industrial, there is a sweet spot where, depending on the portfolio size, it's no secret that, that is trading at a premium. In fact, there are "aggregators" out there who are trying to consolidate portfolios so that they can take advantage of the ARB and sell it as such.

John P. Kim
BMO Capital Markets, Equity Research

I'm not sure if Mike Landy is on the phone or available for questions, but why was this offer done in all-stock? And why was Monmouth willing to accept an all-stock offer rather than some cash component given there has been a competing bid that is all-cash?

David A. Helfand
President, CEO & Trustee

Yes. Mike is not on the call, and you'll have to direct that to Mike.

John P. Kim
BMO Capital Markets, Equity Research

Okay. Maybe you can comment that from the EQC point of view then? Like why not offer Monmouth shareholders some kind of cash component?

Samuel Zell
Chairman of the Board

I think to repeat what I said before, a very important part of this transaction was the creation of a significant and powerful industrial company. There are lots of industrial companies. There's a couple that are very large and very powerful, and then the size drops off significantly. We felt that the opportunity to create that kind of an entity was going to translate into better results going forward and provide our investors with a much better option than just an all-cash deal.

Operator

Our next question comes from Daniel Ismail with Green Street Advisors.

Daniel Ismail
Green Street Advisors, LLC, Research Division

Can you speak a bit more to the long-term goals of this new combined entity in terms of new acquisitions, geographic concentrations, development opportunities, et cetera?

David A. Helfand
President, CEO & Trustee

Yes. Thanks, Dan. I think looking forward, we love the space broadly. It will depend on pricing in terms of what markets we're going to grow in initially. But as Sam said, the long-term play here is to build a fully integrated, value-add industrial business capabilities across the board. And where exactly we focus will be a function of where the opportunity is. There is lots of industrial and lots of places that will complement the existing Monmouth portfolio, and our capacity on the balance sheet will allow us to access those opportunities.

Samuel Zell
Chairman of the Board

I would add that the existence of our balance sheet, the existence of a very conservative base gives us the ability, going forward, to take more risk and to take on perhaps some more unique situations that we otherwise wouldn't do because they would be too impactful to a company. So from our perspective, what we've done is we've created a vehicle that allows us to cover all the different possibilities, knowing that our underlying base was well protected. And that, therefore, we could do things that on a one-off basis might be too risky or not benefit enough for us.

Daniel Ismail
Green Street Advisors, LLC, Research Division

So to follow up on that, I guess, with the large concentration to FedEx and this balance sheet, I guess it would be fair to say that potentially this new vehicle would have more value add or development exposure than would have without this - the financial backing of EQC.

Samuel Zell
Chairman of the Board

Yes. I think there's very little doubt that we're highly sensitive to the FedEx exposure. When you look at what we're paying for this company against what FedEx debt trades for, we're getting a significant premium for owning the buildings rather than owning the debt. But clearly, our goal, going forward, would be to diversify away from that kind of concentration and also do things that are the opposite of purely net lease scenarios to a highly credited tenant.

Daniel Ismail
Green Street Advisors, LLC, Research Division

Great. And I guess the last one for me. Are you able to disclose the break fee?

Samuel Zell
Chairman of the Board

I'm sorry?

Daniel Ismail
Green Street Advisors, LLC, Research Division

Are you able to disclose the breakup fee, if any, for this potential deal?

David A. Helfand
President, CEO & Trustee

No. That's not publicly disclosed.

Operator

Our next question comes from Rob Stevenson with Janney Montgomery Scott.

Robert Chapman Stevenson
Janney Montgomery Scott LLC, Research Division

EQC hasn't paid a regular dividend quite a while for Monmouth shareholders. How are you thinking about recurring quarterly dividend and any potential timing for that?

David S. Weinberg
Executive VP & COO

Obviously, the dividend question is one that the Board will have to answer. But given the cash flow dynamics of this portfolio, we do expect to be commencing a dividend shortly after closing, the amount to be determined.

Robert Chapman Stevenson
Janney Montgomery Scott LLC, Research Division

Okay. And is there a floor on the deal price depending on where EQC trades? In other words, if EQC trades down to $25, then the deal price is $16.75 sort of repricing mechanism

David A. Helfand
President, CEO & Trustee

There is not.

Robert Chapman Stevenson
Janney Montgomery Scott LLC, Research Division

Okay. And then last one for me - sorry?

David A. Helfand
President, CEO & Trustee

I was just saying fixed exchange ratio.

Robert Chapman Stevenson
Janney Montgomery Scott LLC, Research Division

Okay. And then when you're thinking about it, how scalable do you think Monmouth's build-to-suit business is? Or are you basically going to be out there in the market? Are you guys thinking about development as well?

David A. Helfand
President, CEO & Trustee

Yes. I think as Sam said, we're looking at all different ways to add value using Monmouth as the foundation.

Samuel Zell
Chairman of the Board

And I also think that apropos of some of the questions that were previously asked, I think there are elements of the real estate industry today where you might match up a couple of different things. So just like Google took over a major shopping center in California and turned it into an office park, I think there may be other retail in other parts of the country that very much lend itself toward industrial redevelopment. So we wouldn't be sensitive to or averse to picking on those kinds of responsibilities, particularly with the kind of economic base we have as the point of starting.
Operator

[Operator Instructions] Our next question comes from Manny Korchman with Citi.

Emmanuel Korchman
Citigroup Inc., Exchange Research

Now it's Manny. You guys I think a few times on the call have talked about buying this foundation within Monmouth and talking about things like retail conversions, talking about ground-up development, build-to-suits, running an integrated industrial platform. And that's all stuff that Monmouth didn't really do. It was more buying merchant built net lease standing industrial assets, newer ones from others. They didn't develop in-house, and now you're talking about building all that out. So kind of what does the platform provide from that perspective? And then how many people from both organizations are going to stick around as you embark on this journey?

David A. Helfand
President, CEO & Trustee

Yes. Thanks, Manny. That's accurate. Monmouth hasn't in the past done that they've had a specific strategy that executed on. We're going to have a broader strategy. To your question of the team, what we've disclosed is that there's a year transition so that we can smoothly hand off. As we grow, we'd expect to get to know the Monmouth team and determine whether they'll be part of our team going forward. We're hopeful that we can build off their talent. But we have industrial expertise in our shop, experience across our team, and we own 6.5 million feet in Commonwealth. We've owned industrial in the past. So we feel confident in our capability, and we'll sort of take the best of both teams and put them together.

Emmanuel Korchman
Citigroup Inc., Exchange Research

And maybe this question doesn't need to be asked, but I'll ask it anyway. But is sort of the search for other opportunities over? Or is there a chance that given the acquisition team still being in place at EQC that you can see that you guys are actually looking beyond this to put the capital to work beyond just single asset or portfolio deals in industrial?

Samuel Zell
Chairman of the Board

I think the bottom line is never say never. I don't think that we currently have any specific plans to do anything other than to build out off of the portfolio that Monmouth represents, but I certainly would not preclude any other diversions depending on circumstances.

Emmanuel Korchman
Citigroup Inc., Exchange Research

And the last one for maybe David Weinberg. Given the FedEx exposure and sort of that single tenant, whether it be risk or opportunities, is that a funding source near term or longer term or some other structure where you unlock some of the FedEx exposure and credit and eliminate that, not just for growth, but through sales or dilution?

David S. Weinberg
Executive VP & COO

What was the last phrase, the punchline, not through growth, but through what?

Emmanuel Korchman
Citigroup Inc., Exchange Research

But through sales or through sort of just selling it off rather than growing out of it.

David S. Weinberg
Executive VP & COO

Yes. So look, in the short term, we're going to wrap our arms around this portfolio, figure out where there are opportunities to create value. We're not walking into this deal looking to flip a bunch of assets. Medium term, long term, perhaps, but it's not a question we're trying to ask or answer today.

Emmanuel Korchman
Citigroup Inc., Exchange Research

What about securitization of those leases?

William Griffiths
Senior VP, CFO & Treasurer

I don't think we plan to do that either. That is another form of exit.

Operator

Our next question comes from John Kim with BMO Capital Markets.

John P. Kim
BMO Capital Markets, Equity Research

I just wanted to clarify, the 4.7% cap rate that you quoted, was that net of the securities book and the development assets?

David S. Weinberg
Executive VP & COO

Yes. So that is a real estate cap rate, and I'll take a moment to just kind of walk through the math, so there's no misunderstanding. If you look at their - Monmouth's earnings release, March 2021, they reported a GAAP NOI of $38.7 million. If you walk that to a cash NOI and you look at historical, that will be around $38 million. Annualized, that's $152 million. And then they've got those 8 FedEx ground parking expansions in progress, which will be costing them about $31.4 million. Historically, they've earned about a 10% yield on those types of investments. So $3 million plus $152 million is $155 million. That's our numerator, and our denominator is a walk starting with the stock price and making balance sheet adjustments to get to the real estate value.

John P. Kim
BMO Capital Markets, Equity Research

Okay. And the nonanswer on the breakup fee, would that be disclosed at some point?

David A. Helfand
President, CEO & Trustee

That will be disclosed later today in an 8-K filing.

Operator

Our next question comes from Daniel Ismail with Green Street Advisors.

Daniel Ismail
Green Street Advisors, LLC, Research Division

Great. On the residual office exposure, are those assets already being marketed? And I'm curious the type of reception those assets are being received.

David S. Weinberg
Executive VP & COO

No. Our office properties are not currently being marketed. We continue to work them, and we'll look for opportunities when it may make sense.

Operator

Our next question comes from Rick Smith with Smith Capital.

Rick Smith (Unknown Analyst)

Before I start, I'm going to butter you up, Sam. You're a legend. I followed you my entire career. Look, Blackwells put a statement out, and the statement says the industrial REIT space has materially re-rated since our '18 bid. Had the company engaged with Blackwells and not excluded it from the process, they would have been prepared to potentially increase their all-cash offer. So were they part of the process? And if not, why not?

David A. Helfand
President, CEO & Trustee

We can't comment on that. Appreciate the question, but we can't comment on that matter.

Operator

We have reached the end of the question-and-answer session. At this time, I'd like to turn the call back over to David Helfand for closing comments.

David A. Helfand
President, CEO & Trustee

Thank you for your time today and your interest. We look forward to working with you in the future. Thank you.

Operator

This concludes today's conference. You may disconnect your lines at this time, and we thank you for your participation.

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed merger and share issuance or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, EQC intends to file a registration statement on Form S-4 with the SEC to register the common shares of beneficial interest of EQC to be issued pursuant to the merger. The registration statement will include a prospectus and joint proxy / solicitation statement which will be sent to the common shareholders of EQC seeking their approval of the share issuance and to the common shareholders of Monmouth Real Estate Investment Corporation (“Monmouth”) seeking their approval of the merger (the “solicitation statement / prospectus”). EQC may also file other documents regarding the proposed merger and share issuance with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that EQC may file with the SEC in connection with the proposed merger and share issuance. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND SHARE ISSUANCE. Investors and security holders will be able to obtain free copies of the registration statement and solicitation statement / prospectus and other documents filed with the SEC by EQC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the solicitation statement / prospectus and other documents filed with the SEC on EQC’s website at www.ir.eqcre.com.

Participants in the Solicitation

EQC and certain of its trustees and executive officers may be deemed to be participants in the solicitation of proxies from EQC’s shareholders in connection with the proposed merger and share issuance under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of trustees and executive officers of EQC in EQC’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 27, 2021, as well as in its other filings with the SEC. Other information regarding participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement on Form S-4, the solicitation statement / prospectus and other relevant materials to be filed with the SEC by EQC regarding the proposed merger and share issuance (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from EQC using the source indicated above.

Forward-Looking Statements

Some of the statements contained in this communication constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this communication reflect EQC’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances regarding EQC and Monmouth that may cause EQC’s actual results to differ significantly from those expressed in any forward-looking statement, including, without limitation, (i) inability to complete the proposed merger because, among other reasons, one or more conditions to the closing of the proposed merger may not be satisfied or waived; (ii) uncertainty as to the timing of completion of the proposed merger; (iii) potential adverse effects or changes to relationships with EQC’s and/or Monmouth’s tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed merger; (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (v) possible disruptions from the proposed merger that could harm EQC’s or Monmouth’s respective business, including current plans and operations; (vi) unexpected costs, charges or expenses resulting from the proposed merger; (vii) uncertainty of the expected financial performance of EQC following completion of the proposed merger, including the possibility that the benefits anticipated from the proposed merger will not be realized or will not be realized within the expected time period; (viii) legislative, regulatory and economic developments; and (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and epidemics and pandemics, including COVID-19, as well as EQC’s or Monmouth’s management’s response to any of the aforementioned factors. EQC cannot provide any assurances that the mergers and events described in this communication will happen as described or that they will happen at all.

The forward-looking statements made in this communication are made only as of the date hereof. EQC disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of risk factors that could cause EQC’s or Monmouth’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in EQC’s most recent Annual Report on Form 10-K for the year ended December 31, 2020 and in EQC’s Quarterly Reports on Form 10-Q for subsequent quarters.